Video Script

"What is that giant egg?"

"Bringing people to virtual reality?

My name is Timmu and I am the CEO of Wolfprint 3D, our mission is to bring humanity into VR.

This is a clip from Facebook's developers conference just a few months ago, where the company showed off a new social VR platform: Facebook believes this is the future of social: a world where VR goes beyond individual experiences.

As you may have noticed, in virtual reality - a huge flaw exists: your friend, colleague or whoever it may be is nothing but a generic avatar, making the experience anything but authentic.

The only way to get your real friend into the virtual world is to 3D scan them. And this is the problem that Wolfprint 3D is working to solve.

"Currently, 3D scanning is expensive - a high quality scan costs more than 400$ and on top of that it needs lots of manual work to make it usable in VR and games. That's why we have developed an automatic 3D scanning booth - it has low maintenance, a quick payback time and it makes studio quality 3D scans automatically without an operator. We have taken the cost of 3D scanning down to almost 0. " - Rainer (CTO)

Step one in our solution is to build a global network of 3D scanning booths.

(In the first stage) Our booths also work as vending machines. Visitors create 3D scans and are able to produce custom, on-demand figurines and characters of themselves. Because of this, our scanners easily and quickly pay for themselves. (the cost per scanner unit is around $8k while the estimated annual revenue is more than $50k per booth.)

Step two: we will create a database of the scans made and build an API to connect our database directly with content providers. Enabling our users to use their own personal avatars in various VR and gaming experiences.

Play FIFA with your friends or ping pong with your father accross the world or have a business meeting in social VR.

We've experienced an overwhelming amount of excitement surrounding our product. At VRLA, we scanned almost 700 people in just 2 days. People were waiting in the line for more than an hour just to get a scan.

We started the company 2.5 years ago by building a 3D scanning studio, after some first tests with VR we quickly realised the potential that high quality 3D scanning can have on that market and decided to build a consumer facing scalable scanning solution we launched in February.

Long term we will develop everything that makes people people in the virtual world - eye movement, facial animations and even biometrics.

Our goal is to bring humanity into VR, please join us in our mission.